EDGAR CORRESPONDENCE
April 29, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Greene
Re:	(1)	SELECTED AMERICAN SHARES, INC. (“SAS”) Registration Statement No. 2-10699; and Registration No. 811-51

	(2)	SELECTED SPECIAL SHARES, INC. (“SSS”) Registration Statement No. 2-27514; and Registration No. 811-01533

	(3)	SELECTED CAPITAL PRESERVATION TRUST (“SCPT”) Registration Statement No. 33-15807; and Registration No. 811-5240

		Referred to jointed as the “Selected Funds”.
     Response Letter to SEC Comments
Dear Mr. Greene:
You have asked the Selected Funds to file a correspondence letter reflecting the Selected Funds’ responses to SEC oral comments received from Mr. Greene on April 28, 2010, regarding Selected Funds’ post-effective amendments filed on Edgar on March 2, 2010. SEC comments are in bold; Registrant’s responses immediately follow.

Statutory Prospectus (Form N-1A Items 1 through 8):
(1) Comments to SAS also apply to SSS and SCPT unless the context otherwise indicates.
Agreed.
(2) Annual Fund Operating Expenses Table
(a) Clarify Footnote (1) which currently states: Effective July 1, 2009, Davis Advisors reduced any management fee breakpoints above 0.55% to 0.55%.
Prior to July 1, 2009, SAS paid management fees pursuant to the following schedule:
Advisory Fee Schedule
Schedule A

Annual Rate	Net Assets of Fund
0.65% of	First $500 million
0.60% of	Second $500 million
0.55% of	Next $2 billion
0.54% of	Next $1 billion
0.53% of	Next $1 billion
0.52% of	Next $1 billion
0.51% of	Next $1 billion
0.50% of	Next $3 billion
0.485% of	Over $10 billion
Fee expressed as a percentage of net assets
On July 1, 2009, management fees were reduced by adopting the following schedule:
Advisory Fee Schedule
Schedule A

Annual Rate	Net Assets of Fund
0.55% of	First $3 billion
0.54% of	Next $1 billion
0.53% of	Next $1 billion
0.52% of	Next $1 billion
0.51% of	Next $1 billion
0.50% of	Next $3 billion
0.485% of	Over $10 billion
Fee expressed as a percentage of net assets
Footnote(1) has been restated as follows:
(1) Management fees have been revised because on July 1, 2009, management fees were reduced by eliminating all management fee breakpoints in excess of 0.55%.

(b) Eliminate Footnote (2), “Other Expenses”.
Agreed.
(3) SCPT includes the following footnote below the Fee Table:
The Adviser is contractually committed to waive fees and/or reimburse the fund’s expenses such that net investment income will not be less than zero until May 1, 2011, after that date, there is no assurance that the Adviser will continue to cap expenses. The expense cap cannot be terminated prior to May 1, 2011, without the consent of the board of directors.
Does this disclosure meet the requirements of Form N-1A Item 3 Instruction 3(e) dealing with expense waivers?
Yes, SCPT followed Instruction 3(e).
(4) Principal Investment Strategy. Clarify which specific categories of “equity securities” the fund invests in as a principal investment strategy.
Agreed.
(5) Performance Bar Chart and Table. Remove the footnote from beneath the table. It may be moved to a portion of the statutory prospectus later than Items 1 through 8.
Agreed.
Statutory Prospectus (Form N-1A Items 9 through 13):
(1) Add a separate heading to the section describing investments in short-term investments for temporary defensive purposes and add a statement that it will not be pursuing its investment objective.
Agreed. The following disclosure has been added:
Short-Term Investments. The funds (other than Selected Daily Government Fund) use short-term investments, such as treasury bills and repurchase agreements, to maintain flexibility while evaluating long-term opportunities.
Temporary Defensive Investments. The funds (other than Selected Daily Government Fund) may, but are not required, to use short-term investments for temporary defensive purposes. In the event that Davis Advisors’ Portfolio Managers anticipate a decline in the market values of the companies in which a fund invests (due to economic, political or other factors), a fund may reduce its risk by investing in short-term securities until market conditions improve. While the fund is invested in short-term investments it will not be pursuing the long-term growth of capital. Unlike equity securities, these investments will not appreciate in value when the market advances and will not contribute to long-term growth of capital.
(2) Anti-Money Laundering. Add a statement that the Funds have appointed an Anti-Money Laundering compliance officer.
Agreed.

Statement of Additional Information (Form N-1A Items 14 through 27):
(1) Expand the discussion of insurance company risks to include long-term climate change.
Agreed.
(2) Standing Board Committees. Disclose whether candidates for Board membership nominated by shareholders are treated differently than candidates nominated from other sources.
Agreed.
(3) In the paragraph describing portfolio manger compensation the statement is made:
At the end of specified periods, generally five-years following the date of purchase, some, all, or none of the fund shares will be registered in the employee’s name based on fund performance, after expenses on a pre-tax basis, versus an appropriate index, and versus peer groups as defined by Morningstar or Lipper.
Define “appropriate index”. You may refer to the fund’s benchmark index.
Agreed.
Registrant Confirmations
(1) Confirm that none of the Selected Funds invest 20% or more of their assets in emerging markets.
Selected Funds confirm that none of the funds currently invest, and have no current intention, of investing 20% or more of their assets in emerging markets. The prospectus would be amended before this occurred.
(2) Confirm that Selected Funds have compliance procedures in place to prevent a violation of Section 12(d)(2) of the Investment Company Act of 1940 which limit investment company investments in insurance companies.
Confirmed.
Tandy Representations
Selected American Shares, Inc., Selected Special Shares, Inc., and Selected Capital

Preservation Trust acknowledges that:
1. The Funds are responsible for the accuracy and adequacy of the disclosures in the Funds’ filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,
/s/ Thomas Tays
   Thomas Tays
   Vice President & Secretary

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